CONTENTS

Letter to Stockholders ........................................................1
Peoples Federal Philosophy.....................................................2
Highlights and Stock Information...............................................3
Board of Directors and Executive Officers......................................4
Branch Managers and Employees..................................................5
Management Discussion and Analysis.............................................6
Selected Consolidated Financial Data..........................................13
Consolidated Financial Statements.............................................14
Independent Auditor's Report..................................................27
Statement of Management's  Responsibility.....................................28
Corporate Profile...................................................Inside Cover

Executive Officers of Bancorp
Roger J. Wertenberger,
Chairman of the Board and Chief Executive Officer

Maurice F. Winkler, III,
President and Chief Operating Officer

Carole J. Leins
Corporate Secretary

Independent Auditors
Geo. S. Olive & Co. LLC
Certified Public Accountants
201 North Illinois Street
Indianapolis, IN  46204

Legal Counsel
Manatt, Phelps & Phillips
1200 New Hampshire Avenue N.W.
Suite 200
Washington, D.C.  20036

CORPORATE PROFILE

     Peoples Bancorp ("the Company") is a holding company formed in 1990. Its stock is traded on the NASDAQ National Market System under the symbol PFDC.

     The Company's primary asset is Peoples Federal Savings Bank ("the Bank"). The Bank was formed in 1925 and has grown to assets of more than $280 million.

     The Bank's main office is located in Auburn, Indiana, with full service offices in Avilla, Columbia City, Garrett, Kendallville and LaGrange.

     The Bank's financial services include mortgages, trusts, consumer banking, and individual retirement accounts.

     The Bank is a member of the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corp.

CORPORATE INFORMATION

Form 10-K Report
     A copy of the Company's 10-K, including financial statements as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders of the Company upon written request to the Secretary, Peoples Bancorp, 212 West 7th Street, P.O. Box 231, Auburn, Indiana 47606. As of the close of business on September 30, 1996, the Company had approximately 1,500 stockholders.

ANNUAL MEETING

     The annual meeting of stockholders of Peoples Bancorp will be held Wednesday, January 8, 1997, at 2:00 p.m. at Greenhurst Country Club, 1740 North Main Street, Auburn, Indiana 46706.

ABOUT THE COVER

     On the cover, Melissa Kennedy makes her first savings deposit at Peoples with the help of her grandfather, Dorsey Fields, and the teller, Mary Ann Ketzenberger.

TO OUR STOCKHOLDERS:

     On September 30, 1996, the last day of our fiscal year, President Clinton signed the long-awaited legislation which calls for the re-capitalization of the Savings Association Insurance Fund portion of the Federal Deposit Insurance Corporation. The immediate impact of this legislation is an assessment of $0.657 for each $100 of insured deposits as of March 31, 1995. The assessment to the Bank totaled $1,500,870, which had an after-tax effect on earnings of $893,018. Without the SAIF assessment, net income for fiscal 1996 would have been $4,105,476, or $1.75 per share, compared to $3,899,430, or $1.65 per share last year.

     Starting January 1, 1997, the Bank's annual insurance premium will be reduced from the $0.23 per $100 assessment base to approximately $0.065 per $100. Based on September 30, 1996, total deposits, the Bank will see its annual FDIC expense reduced from $540,000 to approximately $153,000. Since the new rates do not go into effect until January 1, 1997, the savings will effect only three quarters in fiscal 1997.

     In fiscal 1996, Peoples Bancorp repurchased 40,804 of its outstanding shares. The total number of shares outstanding at year end was 2,325,494. The Board of Directors intends to continue the repurchase program providing the market continues to undervalue the stock. We currently feel this repurchase program is in the best interest of the long-term stockholder.

     Effective October 1, 1996, Maurice F. Winkler, III was elected president and chief operating officer of Peoples Bancorp and the Bank. Mr. Winkler has been with the Bank in various capacities since 1979 and has served as a director since 1993. Roger J. Wertenberger will remain as chairman and chief executive officer of both Peoples Bancorp and the Bank.

     We enter our new fiscal year after what would have been a record earnings year if not for the special assessment. We are pleased that this assessment is behind the industry, and we can move forward with plans to improve and expand our services.

     The continued success of this organization is due to our dedicated and motivated employees, our knowledgeable and dedicated directors, and our loyal clientele and stockholders.

     Please note that our annual stockholders' meeting will be held at the new clubhouse at Greenhurst Country Club on January 8, 1997, at 2:00 P.M. We look forward to seeing you there as we anticipate the new year and its challenges.



Roger J. Wertenberger                                  Maurice F. Winkler, III
Chairman and C.E.O.                                      President and C.O.O.

                              FINANCIAL HIGHLIGHTS


                                              1996         1995
                                           -----------   ----------
                          (dollars in thousands except per share data)
Operating Results:
Net Interest Income                         $10,506       $9,958
Provision for Loan Losses                         9           50
Dividends Per Share                            0.56         0.46


At Year End:
Assets                                        280,012      276,608
Loans                                         223,899      219,576
Allowance for Loan Losses                         887          912
Deposits                                      235,081      232,747
Stockholders' Equity                           42,677       41,624
Book Value Per Share                            18.35        17.62
Average Equity to Average Assets                15.37%       14.84%



                            Common Stock Information
                                   Market Price          Dividends
                          ----------------------------
                               Low            High       Per Share
                          ---------------  -----------   ----------
Fiscal 1996
1st QTR                           $20.25       $22.25     $0.13
2nd QTR                            18.75        20.88      0.14
3rd QTR                            18.75        21.00      0.14
4th QTR                            19.25        20.25      0.15

Fiscal 1995
1st QTR                           $19.50       $21.75     $0.11
2nd QTR                            18.50        20.75      0.11
3rd QTR                            17.75        20.00      0.11
4th QTR                            19.50        22.50      0.13
The price of PFDC stock traded on NASDAQ on November 25, 1996 was $20.25.





This page of the annual report includes four graphs showing 5 year information for total assets, net loans, stockholder's equity, and dividends per share.

                PEOPLES FEDERAL PHILOSOPHY OF COMMUNITY BANKING

     Peoples Federal Savings Bank believes in community banking. Peoples serves individuals and small to medium-sized businesses in its market areas. We believe that community banking is the most consistently profitable type of banking.

     Peoples believes that community banking operates best with empowerment of local management you know and trust.

     Peoples emphasizes funding of its assets with retail core deposits generated in its branches and main office. Peoples does not use brokered deposits and believes borrowings should be kept to a minimum.

     Peoples is a secured local lender and always emphasizes credit quality over asset growth. The costs of poor credit far outweigh the benefits of unwise asset growth.

     Peoples believes it is essential to be well-capitalized with a strong balance sheet. Capital is the cushion against poor economic times and errors in credit judgment.

     Peoples is very expense control oriented. A profitable community bank must be a low-cost provider of services.

     Peoples is very sales oriented and believes in sharing profits with the community and with all employees.

     Peoples places a high priority on the development of technology to enhance productivity, customer service and new products. Properly applied technology reduces costs and enhances services. Peoples is committed to providing extra services through convenient access, innovative products and good customer relations. Many of our customers bank with us because we are convenient.

     Peoples encourages open employee communications. Peoples promotes from within whenever possible and places the highest priority on honesty, integrity and ethical behavior.

     Peoples believes in community participation, both financially and through volunteerism.

     Peoples practices affirmative action and does not discriminate against anyone in employment or the extension of credit.

     Peoples Federal is committed to providing affordable housing for low income people. Several programs are in place with the Federal Home Loan Bank of Indianapolis ("FHLB") to assist our low income customers with their housing needs.

                                      Board
                                  of Directors

             Photograph of board of directors

     Seated left to right: Douglas D. Marsh, Lloyd M. Cline, Roger J. Wertenberger, Jesse A. (Jack) Sanders, Lawrence R. Bowmar. Standing left to right: Maurice F. Winkler III, Russell A. Spice, Jack L. Buttermore, Robert D. Ball, John C. Harvey, John C. Thrapp.

Roger J. Wertenberger         Jack L. Buttermore          John C. Thrapp
Chairman of the Board         Owner of Buttermore Farms   Attorney,
and Chief Executive           Auburn, Indiana             Thrapp & Thrapp
Officer of the Bank,          Director since 1980         Kendallville,Indiana
Auburn, Indiana                                           Director since 1990.
Director since 1954.

Robert D. Ball                John C. Harvey              Maurice F. Winkler,III
Former principal owner of the Physician,                  President and Chief
Ball Brass and Aluminum       Auburn, Indiana.            Operating Officer of
Foundry Inc., Auburn, Indiana Director since 1979.        the Bank, Auburn,
Director since 1982.                                      Indiana,
                                                          Director since 1993.

Lawrence R. Bowmar            Douglas D. Marsh                 Lloyd M. Cline
Retired Vice President        Sales Associate of Bassett       Director Emeritus
Consumer Loans the Bank       Office Furniture & Supply,
Director from 1974-1992 and   Auburn, Indiana
1993-1996.                    Regional Director of Excel   Jesse A.(Jack)Sanders
                              Communications Dallas, Texas     Director Emeritus
                              Secretary and Director of Applied
                              Innovations Chicago, Illinois    Russell A. Spice
                              Director since 1982.             Director Emeritus

                         Executive Officers of the Bank

Roger J. Wertenberger                Lee Ann Hines
Chief Executive Officer              Vice President-Trust Officer

Maurice F. Winkler, III              Carole J. Leins
President and Chief                  Corporate Secretary
Operating Officer
                                     Deborah K. Stanger
Max E. Robart                        Vice President-Chief
Executive Vice President             Financial Officer

Herma F. Fields
Vice President-Savings

Branch Managers and Associates


Photograph of branch managers


     Seated left to right: Kristie Liebing, Avilla; Richard Lewton, LaGrange; Kay Smith, Garrett. Standing left to right: Dewayne Anderson, Columbia City; R. Clark Ream, Kendallville.

Associates

Molly Allen o Jodi Altimus o Karyn Alwine o Dewayne Anderson o Katrina Andrews o Cheryl Bherns o Lisa Boardman o Shane Bowen o Kay Brandon o Mona Brown o Jean Bush o Retha Butler o Michele Carnahan o Chris Coleman o Larry Cooney o Linda Cummins o Sharleen DeJohn o Herma Fields o Terenna Flauding o Delores Forbes o Terry Frye o Michelle Gaskill o Scott Gates o Jennifer Gose o Jay Grate o Sheryl Hanes o Bonnie Harlan o Marilee Harris o Stephanie Harris o Paula Hertsel o Lee Ann Hines o Adina Houser o Sherry Johnson o Cindy Jollief o Dixie Jones o Heather Jones o Paula Jones o Debby Kennedy o Mary Ann Ketzenberger o Rebecca Klingenberger o Lisa LaVergne o Carole Leins o Ann Leis o Richard Lewton o Kristie Liebing o Helen Lindley o Eleanor Manns o Sandra McAfee o Delara Miller
o Gayle Morris o Nadia Mundroff o Josh Noel o Donna O'Dell o Jane Pepple o Deborah Pickard o Clark Ream o Lora Refner o Karen Reust o Rita Richardson o Max Robart o Linda Rodebaugh o Katherine Rohrbach o Joatta Sayles o Richard Shankle
o Elizabeth Shawver o Monica Sheets o Kay Shepherd o Diane Slone o Kay Smith o Thoma Smith o Deborah Stanger o Brenda Strohm o Shannon Talley o Cheri Taylor o John Thrapp o Shalisa Troyer o Patricia Trumbull o Kathy VanAllen o Linda Walker
o Jennifer Warfield o John Weigel o Roger Wertenberger o Maury Winkler o Becky Workman o Monique Zawadzke

Office Locations

Auburn Office--212 West 7th St., Auburn, IN 46706

Avilla Office--105 North Main St., Avilla, IN 46710

Columbia City Office--123-129 S. Main St., Columbia City, IN 46725

Garrett Office--1212 S. Randolph St., Garrett, IN 46738

Kendallville Office--116 W. Mitchell St., Kendallville, IN 46755

LaGrange Office--114-118 S. Detroit St., LaGrange, IN 46761

GENERAL

     Peoples Bancorp (the "Company") is an Indiana corporation organized in October, 1990 to become the thrift holding company for Peoples Federal Savings Bank (the "Bank"). The Company is the sole stockholder of Peoples Federal. The Bank conducts business from its main office in Auburn and in its five full-service offices located in Avilla, Columbia City, Garrett, Kendallville, and LaGrange, Indiana. Peoples Federal offers a full range of retail deposit services and lending services to northeastern Indiana. The Company's primary business activity is being the holding company for Peoples Federal.

     Historically, the principal business of savings banks, including Peoples Federal, has consisted of attracting deposits from the general public and making loans secured by residential real estate. Peoples Federal's net earnings are contingent on the difference or spread between the interest earned on its loans and investments and the interest paid on its consumer deposits and borrowings. The Bank is also significantly affected by prevailing economic conditions, government policies, regulations, interest rates, and local competition.

     The Company's earnings are primarily dependent upon the earnings of the Bank. Interest income is a function of the balance of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. Peoples Federal's earnings are also affected by gains and losses on sales of loans and investments, provisions for loan losses, service charges, income from subsidiary activities, operating expenses and income taxes.

     On a yearly basis, Peoples Federal updates its long-term strategic plan. This plan includes, among other things, Peoples Federal's commitment to maintaining a strong capital base and continuing to improve the organization's return on assets through asset growth and controlling operating expenses. Continued careful monitoring of Peoples Federal's interest rate risk is also cited as an important goal. As a result, continued origination of short-term consumer and installment loans, prime plus equity loans, adjustable rate mortgage loans, and fixed-rate real estate loans with original terms of 15 years or less will be emphasized.

     The   following   table  sets   forth  the   weighted   average   yield  on
interest-earning assets and the weighted average rate on interest-bearing liabilities for the years ending September 30, 1996, 1995, and 1994.


                                               September 30
                                  ----------------------------------------
                                      1996          1995         1994
                                   ------------ ------------- ------------
Weighted average interest rate on:
 Loans                                 8.33%          8.17%         7.84%
 Mortgage-backed securities            8.07           9.11          9.37
 Securities                            5.59           5.20          5.42
 Other interest-earning assets         6.19           7.19          3.65
 Combined                              7.85           7.68          7.26
Weighted average cost of:
 NOW and savings deposits              2.64           2.61          2.60
 Certificates of deposit               5.70           5.59          4.74
 Borrowings                            5.94           5.73          3.95
 Combined                              4.79           4.65          4.01
Interest rate spread                   3.06           3.03          3.25
Net yield on weighted average
 interest-earning assets               3.75           3.70          3.83


     The   following   table  sets   forth  the   weighted   average   yield  on
interest-earning assets and the weighted average rate of interest-bearing liabilities at September 30, 1996, 1995 and 1994.

                                               At September 30
                                      -------------------------------
                                        1996        1995      1994
                                      ----------  ---------  --------
Weighted average interest rate on:
 Loans                                  8.02%        8.31%     8.30%
 Mortgage-backed securities             9.22         9.05      8.75
 Securities                             5.18         5.19      4.89
 Other interest-earning assets          6.81         6.41       ---
 Combined                               7.57         7.79      7.72
Weighted average cost of:
 NOW and savings deposits               2.80         2.70      2.71
 Certificates of deposit                5.72         5.92      5.27
 Borrowings                              ---         5.83       ---
 Combined                               4.89         4.94      4.41
Interest rate spread                    2.68         2.85      3.31

ASSET AND LIABILITY MANAGEMENT

     Peoples Federal, like other savings banks, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium-term maturities, mature or reprice more rapidly than its interest-earning assets. Although having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income during periods of rising interest rates, unless offset by other factors such as noninterest income.

     Historically, all of Peoples Federal's real estate loans were made at fixed rates. More recently, the Bank has adopted an asset and liability management plan that calls for the origination of residential mortgage loans and other loans with adjustable interest rates, the origination of 15-year or less residential mortgage loans with fixed rates, and the maintenance of investments with short to medium terms.

     The following table illustrates the projected maturities and the repri-cing mechanisms of the major asset and liability categories of Peoples Federal as of September 30, 1996. Maturity and repricing dates have been stated to reflect the contractual maturity and repricing dates. The information presented in the following table is derived from information that is provided to the OTS in "Schedule CMR: Consolidated Maturity and Rate" filed as part of Peoples Federal's September 30, 1996, quarterly report. The data contained in the following report is the contractual repricing information and does not contain any assumptions regarding repricing.



                                                At September 30, 1996
                                                (Dollars in Thousands)
                             ---------------------------------------------------
                                                More than         Over
Period to maturity           3 Months  3 Months     1-3    3-5     5
  or repricing               or Less  Thru 1 Year  Years   Years  Years    Total
                             -------- -----------  -----   ----- ------    -----

Interest earning assets:
 Adjustable rate loans ......  22,590  $43,742   $3,037  $9,345     $--  $78,714
 Fixed rate loans ...........   1,341    1,366    1,106   3,087  127,079 133,979
 Investment securities ......  11,822    4,142   14,801  11,626    4,949  47,340
 Consumer and other loans ...   1,369    2,335    3,050   1,834    3,248  11,836
                             --------- -------- ------- -------- -------- ------
 Total Assets Subject to
    Repricing                  37,122   51,585   21,994  25,892  135,276 271,869
                             --------- -------- ------- -------- -------- ------
Liabilities Subject to Repricing
 Certificates of deposit ....  30,418    64,238   64,181   7,656    --   166,493
 N.O.W. and other
    transaction accounts       24,506      --       --      --      --    24,506
 Passbook accounts ..........  39,584      --       --      --      --    39,584
 Money market accounts ......   4,222      --       --      --      --     4,222
 Borrowings .................       8      --       --      --      --         8
                              -------- --------- ------- -------   ----  ------
 Total Liabilities Subject
    to Repricing               98,738    64,238   64,181   7,656    --   234,813
                              -------- --------- ------- -------   ----- -------
Excess (deficiency) of rate
 sensitive assets over rate
 sensitive liabilities       $(61,616) $(12,653)$(42,187)$18,236$135,276 $37,056
                             ========= ========= ======= ======= ======= =======

Cumulative excess (deficiency)
 of rate sensitive assets
 over rate sensitive
 liabilities                $(61,616) $(74,269)$(116,456)$(98,220)$37,056$37,056
                            ========= ========= ========= ======== ====== ======

As a % of Total Assets Subject
 to Repricing                  (22.66)% (27.32)% (42.84)% (36.13)% 13.63% 13.63%



     A negative Interest Rate Gap leaves Peoples Federal's earnings vulnerable to periods of rising interest rates because during such periods, the interest expense paid on liabilities will generally increase more rapidly than the interest income earned on assets. Conversely, in a falling interest rate environment, the total expense paid on liabilities will generally decrease more rapidly than the interest income earned on assets. A positive Interest Rate Gap will have the opposite effect. The Company's management believes that the Bank's Interest Rate Gap in recent periods has generally been maintained within an acceptable range in view of the prevailing interest rate environment.

INTEREST INCOME

     Interest income decreases during periods when the spread is narrowed between the Bank's weighted average rate at which new loans are originated and its weighted average cost of liabilities. In addition, the Bank's ability to originate and sell mortgage loans is affected by market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds.

     The following table sets forth the weighted average yields earned on the Bank's assets and the weighted average interest rates paid on the Bank's liabilities.

                                                           Years ended September 30
                                                            (Dollars in Thousands)
                             ------------------------------------------------------------------------------------
                                           1996                      1995                       1994
                             ----------------------------- --------------------------- ---------------------------
                               Average    Interest         Average    Interest         Average   Interest
                             Outstanding  Earned/  Yield/ Outstanding  Earned/ Yield/ Outstanding Earned/ Yield/
                               Balance      Paid    Rate   Balance      Paid    Rate   Balance     Paid    Rate
                            ------------- --------  ----  ---------    ------   -----  -------     -----   ----
Interest-earning assets:
 Loans                          $223,861  $18,646   8.33%  $218,789   $17,877   8.17%  $204,644  $16,037   7.84%
 Mortgage-backed securities          719       58   8.07        878        80   9.11      1,131      106   9.37
 Investment securities            35,936    2,010   5.59     42,383     2,204   5.20     37,191    2,014   5.42
 Other interest-earning assets    16,513    1,022   6.19      7,290       524   7.19     14,595      533   3.65
                               ---------  -------         ---------   -------          --------  -------
 Total interest-earning assets   277,029   21,736   7.85    269,340    20,685   7.68    257,561   18,690   7.26
                                          -------                     -------                    -------
Allowance for loan losses           (932)                     .(977)                     (1,030)
Other assets                       3,796                      3,571                       2,314
                               ---------                  ---------                    --------
Total Assets                    $279,893                   $271,934                    $258,845
                               =========                  =========                    ========

Interest-bearing liabilities:
  NOW and savings deposits       $70,043   $1,846   2.64     $72,382    $1,892   2.61    $75,140   $1,950   2.60
  Certificates of deposit        163,758    9,341   5.70     157,902     8,819   5.59    144,869    6,873   4.74
  Borrowings                         724       43   5.94         279        16   5.73        177        7   3.95
  Total interest-              ---------  -------         ----------   -------          -------- --------
     bearing liabilities         234,525   11,230   4.79     230,563    10,727   4.65    220,186    8,830   4.01
                                          -------                      -------                   --------
Other liabilities                  2,513                       1,006                       1,260
Stockholders' equity              42,855                      40,365                      37,399
                               ----------                 -----------                   ---------
Total Liabilities and
  Stockholders' equity          $279,893                    $271,934                    $258,845
                               ==========                 ===========                   =========

Net interest income/spread                 $10,506   3.06               $9,958   3.03              $9,860   3.25
                                           =======                     ========                   =======
Net yield on interest earning assets                 3.75                        3.70                       3.83



     The Company has supplemented its interest income through purchases of investment securities when appropriate. Such investments include US Government securities, including those issued and guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), and the Government National Mortgage Association ("GNMA"), and state and local obligations. This activity (a) generates positive interest rate spreads on large principal balances with minimal administrative expense; (b) lowers the credit risk of the Bank's loan portfolio as a result of the guarantees of full payment of principal and interest by FHLMC, FNMA, and GNMA;
(c) enables the Bank to use securities as collateral for financings in the capital markets; and (d) increases the liquidity of the Bank.

     In addition to changes in interest rates, changes in volume can have a significant effect on net interest income. The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected Peoples Federal's interest income and expense for the periods indicated. For the purposes of this table, changes attributable to both rate and volume which cannot be separated have been allocated proportionately to the change due to volume and the change due to rate.

                                                          Years ended September 30,
                             ----------------------------------------------------------------------------
                                     1996 vs 1995              1995 vs 1994              1994 v. 1993
                             ------------------------- ------------------------ -------------------------
                                Increase                   Increase               Increase
                               (Decrease)   Total         (Decrease)   Total     (Decrease)      Total
                                 Due to    Increase         Due to    Increase     Due to      Increase
                              ------------             -------------            -------------
                              Volume  Rate (Decrease)   Volume  Rate (Decrease)  Volume  Rate (Decrease)
                              ------- ---- ----------   ------  ----  ---------  ------  ----  ----------
Interest income from:
 Loans                          $417  $352    $769     $1,144   $696   $1,840    $110   $(1,236) $(1,126)
 Mortgage-backed securities      (14)   (8)    (22)       (26)    -       (26)    (73)        9      (64)
 Investment securities          (371)  177    (194)       274    (84)     190     906      (288)     618
 Other interest-earning          581   (83)    498       (267)   258       (9)    (55)       18      (37)
                                -----  ----  ------    -------   ----   ------   ------    -----   ------
 Total interest income           613   438   1,051      1,125    870    1,995     888    (1,497)    (609)
                                -----  ----  ------    -------   ----   -------  ------   -------  ------
Interest expense from:
  NOW and savings deposits        (70)  24     (46)       (66)     8      (58)    279         6      285
  Certificates of deposit         341  181     522        651  1,296    1,947     182      (687)    (505)
   Borrowings                      26    1      27          9     -         9     (82)      (15)     (97)
                                -----  ----   -----    -------   ----   ------   -----    ------    -----
  Total interest expense          297  206     503        594  1,304    1,898     379      (696)    (317)
                                -----  ----   -----    -------  -----   ------   -----    ------    -----
Net interest income (expense)    $316 $232    $548       $531  $(434)     $97    $509     $(801)   $(292)
                                =====  ====   =====    =======  =====   ======   =====    ======   ======

OPERATING EXPENSE

     While operating expenses have increased, the increases have been due in large part to the expansion of the Bank's operations. The increases, with the exception of increased FDIC premiums, are service related and consist of the following: appraisal and legal fees in connection with loan originations; data processing due to automating manual systems; and start up costs for new services. Operating expenses as a percentage of the Bank's total assets were 2.12%, 1.50%, and 1.60% for fiscal years ended September 30, 1996, 1995, and 1994, respectively. However, the ratio for 1996 includes the special assessment by the FDIC to recapitalize the SAIF. Without this assessment, the ratio for 1996 would have been 1.58%.

     The Bank continuously seeks to reduce operating expenses. In this regard, the budget committee of the Board of Directors monitors the Bank's current operating budget on at least a quarterly basis to ascertain that expense levels remain within projected ranges and to establish competitive, as opposed to aggressive, rates for the Bank's various deposit accounts. The Bank's efforts to contain operating expense also include underwriting policies that attempt to reduce potential losses and conservative expansion of personnel.

LIQUIDITY AND CAPITAL RESOURCES

     The standard measure of liquidity for savings banks is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 5%, of which 1% must be comprised of short-term investments (i.e., generally with a term of less than one year). Liquid assets consist of cash and eligible investments, which include certain United States Treasury obligations, securities of various federal agencies, certificates of deposit at insured banks, federal funds, and bankers acceptances. At September 30, 1996, the Bank had liquid assets of $43,897,745. This represents a ratio of liquid assets to total assets of 15.7%.

     The primary internal sources of funds for operations are principal and interest payments on loans and new deposits. In addition, if greater liquidity is required, the Bank can borrow from the FHLB. In the opinion of management, the Bank's liquid assets are adequate to meet mortgage commitments ($4,229,200 at September 30, 1996, all for residential mortgage loans), consumer loan commitments ($7,697,400 at September 30, 1996, primarily for home equity lines) and other obligations and expenditures.

     During the year ended September 30, 1996, there was a net decrease of $0.9 million in cash and cash equivalents. This decrease was primarily due to lower levels of cash on hand this year versus last. The loan portfolio increased approximately $4 million. The major sources of cash during the year were the increase in deposits of $2.3 million and operating activities which provided $3.8 million.

     During the year ended September 30, 1995, there was a net increase of $5 million in cash and cash equivalents. This increase was primarily due to maturities of investment securities of approximately $4 million which were not reinvested in securities in order to increase short term liquidity. The loan portfolio increased approximately $9 million. The major sources of cash during the year were the increase in deposits of $5.9 million and operating activities which provided $3.9 million.

     RESULTS OF OPERATIONS, FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1995

     The Company's net interest income increased to $10,497,586 for the fiscal year ended September 30, 1996, an increase of $589,987 from 1995. This increase was a combination of higher interest income partially offset by higher interest expense. Interest on loans increased $768,543 due to a combination of higher loan volume and higher rates being charged on loans. Interest income on securities and other interest earning assets showed an increase of $282,346. These increases were partially offset by an increase in interest expense of $502,136 from 1995. This increase was also due to a combination of higher volumes of deposits and higher rates paid by the Bank on these deposits.

     Provision for loan losses decreased $41,234 from $50,058 to $8,824 reflecting an adjustment due to management's continuing review of its earning asset portfolio. Management's review of its loan portfolio is based on historical information, review of specific loans, and general economic conditions.

     Other income increased $10,864 to $640,928 from $630,064 due to increased service charges on NOW accounts.

     Total non-interest expense was $5,930,049, an increase of $1,783,858. The special assessment from the FDIC accounted for $1,500,870 of this increase. The balance of the increase was composed of several small increases. Deposit insurance, excluding the special assessment, increased $13,964 to $531,316 due to higher volumes of insured deposits.

     The effective tax rates for the Company for the years ended 1996 and 1995 were 38.3% and 39.0% respectively.

     RESULTS OF OPERATIONS, FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

     The Company's net interest income remained stable at $9,907,599 for the fiscal year ended September 30, 1995, an increase of only $71,419 from 1994. This increase was a combination of higher interest income offset by higher interest expense. Interest on loans increased $1,840,037 due to a combination of higher loan volume and higher rates being charged on loans. Interest income on securities and other interest earning assets showed a slight increase of $155,197. These increases were almost entirely offset by an increase in interest expense of $1,888,591 from 1994. This increase was also due to a combination of higher volumes of deposits and higher rates paid by the Bank on these deposits.

     Provision for loan losses increased $26,312 from $23,746 to $50,058 reflecting the adjustment due to management's continuing review of its earning asset portfolio. Management's review of its loan portfolio is based on historical information, review of specific loans, and general economic conditions.

     Other income increased $23,342 to $630,064 from $606,722. This increase was due to a $12,000 gain on the sale of the Bank's education loan portfolio, and increased service charges on NOW accounts.

     Total non-interest expense was $4,146,191, a decrease of $113,645. This decrease was composed of several small increases and decreases. Post-retirement benefit expense for 1995 was a credit of $83,234 due to a change in actuarial methods used in the calculation of the benefit obligation. The liability for post-retirement benefit obligations has been reduced to a cumulative balance of $28,379. Occupancy expense and equipment expense both showed slight decreases due to assets becoming fully depreciated, and lower maintenance costs incurred. Deposit insurance increased $29,029 to $517,351 due to higher volumes of insured deposits. Salaries and employee benefits increased $85,740 to $2,097,596 due to normal increases in pay rates, and benefit costs.

     The effective tax rates for the Company for the years ended 1995 and 1994 were 39.0% and 39.2% respectively.

REGULATORY CHANGES

     Management of the Company believes that competition has been and will continue to be influenced by federal legislation affecting the operations of all federally regulated financial institutions. On September 30, President Clinton signed the Small Business Job Protection Act ("Act") to recapitalize the SAIF portion of the FDIC and resolve the premium disparity between federally insured banks and savings institutions. Banks have had their deposit insurance premium reduced to four cents per $100 in deposits per year, while Savings Institutions are still paying 23 cents per $100 until January 1, 1997, when the premium will decrease to $.065 per $100 in deposits. The solution to this disparity was an assessment to all federally insured savings institutions of .657 basis points per $100 in deposits to build up the reserves of the Savings Association Insurance Fund (SAIF). After this assessment, the Bank Insurance Fund (BIF) and the SAIF will be merged into one fund provided the bank and thrift charter are merged into one.

     The above mentioned Act also gives thrift institutions relief from the recapture of pre-1987 bad debt reserves if thrifts are required to convert to banks. The Act also provides an income tax deduction for the assessment on deposits insured by the SAIF.

     The Act repeals the percentage-of-taxable-income method in determining thrift bad debt deductions effective for tax years beginning after December 31, 1995. Under the act, "large thrift institutions" (i.e., thrifts with assets greater than $500 million) can no longer maintain a reserve for bad debts (similar to the rules currently applied to large commercial banks). Thrifts constituting "small thrifts", such as the Bank will be able to maintain bad debt reserves utilizing the bank experience method (and will be able to continue to deduct reasonable additions to the reserve for bad debts). Furthermore, small thrifts will be allowed to maintain their base year for purposes of determining experience method computations. For small thrifts, the reserve subject to recapture is the excess of the thrift's bad debt reserve (generally the increase in the tax bad debt reserve since the 1989 tax year) as of the close of its taxable year beginning before January 1, 1996, over the amount which would have been allowed as a reserve under the experience method as of the close of the same taxable year.

     Like "large institutions", a "small" institution's bad debt reserve is exempt from recapture to the extent it does not exceed the institution's bad debt base year reserve. The exemption also applies to future tax years in which the institution ceases to be a "small institution".

     The Department of the Treasury is currently studying the effects of eliminating the current thrift charter and forcing savings institutions to convert to a federal or state bank charter. They also are considering the consolidation of regulators under this uniform charter. How these proposed changes will impact the Company can not be predicted at this time.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars or fair value without considering changes in the relative purchasing power of money over time due to inflation.

     Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a volatile interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

CURRENT ACCOUNTING ISSUES

     The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. This statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. A review is required only if events or circumstances indicate the need.

     In performing the review for recoverability, the entity must estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future net cash flows, (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss must be recognized. Measurement of the impairment loss for such assets that an entity expects to hold and use is based on the fair value of the asset. Fair value of assets is based on the best information available under the circumstances.

     After an impairment is recognized, the reduced carrying value of the asset becomes its new cost. For depreciable assets, this new cost is depreciated over the asset's remaining useful life. Restoration of previously recognized impairment losses is prohibited.

     Longer-lived assets and identifiable intangibles that will be disposed of must be reported at the lower of carrying amount or fair value less cost to sell, except for assets covered by APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, which will continue to be reported at the lower of cost or net realized value.

     The statement is effective for the Company's financial statements for the fiscal year beginning October 1, 1996. The changes required by SFAS No. 121 are not expected to have a material impact on the Company's consolidated financial position or results of operations.


     The FASB issued SFAS No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. SFAS No. 122 pertains to mortgage banking enterprises and financial institutions that conduct operations that are substantially similar to the primary operations of mortgage banking enterprises. SFAS No. 122 eliminates the accounting distinction between mortgage servicing rights that are acquired through loan origination activities and those acquired through purchase transactions. Under SFAS No. 122, if a mortgage banking enterprise sells or securitizes loans and retains the mortgage servicing rights, the enterprise must allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the rights) based on their relative fair values if it is practicable to estimate those fair values. If it is not practicable, the entire cost should be allocated to the mortgage loans and no cost should be allocated to the mortgage servicing rights. An entity would measure impairment of mortgage servicing rights and loans based on the excess of the carrying amount of the mortgage servicing rights portfolio over the fair value of that portfolio.


     SFAS No. 122 is to be applied prospectively in fiscal years beginning after December 15, 1995, to transactions in which an entity acquires mortgage servicing rights and the impairment evaluation of all capitalized mortgage servicing rights. SFAS No. 122 will not have an impact on the Company since it is not currently in the business of selling loans or purchasing servicing rights.

     The FASB issued SFAS No. 123 ACCOUNTING FOR STOCK- BASED COMPENSATION. This Statement establishes a fair value based method of accounting for stock-based compensation plans. The FASB encourages all entities to adopt this method of accounting for all arrangements under which employees receive shares of stock or other equity instruments of the employer, or the employer incurs liabilities to employees in amounts based on the price of its stock.

     The Statement permits a company to continue the accounting for stock-based compensation prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. If a company elects that option, proforma disclosures of net income (and EPS, if presented) are required in the footnotes as if the provisions of this Statement had been used to measure stock-based compensation.

     The disclosure requirements of Opinion No. 25 have been superseded by the disclosure requirements of this Statement.

     Once an entity adopts that fair value based method for accounting for these transactions, that election cannot be reversed.

     This Statement is not expected to have a material impact on the financial statements of the Company.

     FASB No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, deals with resolving long-standing questions about whether transactions should be accounted for as secured borrowings or as sales. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are considered secured borrowings.

     A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets only if all of the following conditions are met:

     The  transferred   assets  have  been  isolated  from  the   transferor-put
presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

     Each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, or the transferee is a qualifying special-purpose entity and the holders of beneficial interest in that entity have the right, free of conditions that constrain them from taking advantage of that right, to pledge or exchange those interests.

     The transferor does not maintain effective control over the transferred assets through an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity, or an agreement that entitles the transferor in repurchase or redeem transferred assets are not readily obtainable.

     This  Statement  provides  detailed  measurement  standards  for assets and liabilities included in these transactions. It also includes implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interest, servicing of financial assets, securitization, transfers or sales type and direct financing lease receivables, securities lending transactions, repurchase agreements, "wash sales," loan syndications and participation, risk participation in banker's acceptances, factoring arrangements, transfers of receivables with recourse and extinguishment of liabilities.

     The Statement supersedes FASB No. 76 EXTINGUISHMENT OF DEBT and No. 77 REPORTING BY TRANSFERORS FOR TRANSFERS OF RECEIVABLES WITH RECOURSE, and No. 122 ACCOUNTING FOR MORTGAGE SERVICING RIGHTS and amends FASB No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, in addition to clarifying or amending a number of other statements and technical bulletins.

     This Statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted.

     This Statement is not expected to have a material impact on the financial statements of the Company.


                                    SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

                                                           September 30
                             ------------------------------------------------------------------
                                 1996          1995         1994          1993        1992
                             ------------  ------------ ------------ ------------ -------------
Financial Condition Data:
 Total assets .............   $280,011,850 $276,607,771 $266,455,068 $251,116,307 $234,935,267
 Loans receivable, net ....    223,011,251  218,663,928  209,330,499  201,092,662  198,804,704
 Investments and other
   interest-earning assets      47,970,950   47,811,103   44,711,326   43,514,676   29,523,448
 Deposits .................    235,081,440  232,747,018  226,851,009  213,590,085  198,723,824
 Borrowed funds ...........           --      1,000,000         --        542,659    2,232,218
 Stockholders' equity .....     42,676,765   41,624,026   38,720,750   36,077,655   33,143,730


                                   1996         1995         1994          1993        1992
                               -----------  -----------  -----------  -----------  -----------
Operating Data:
 Interest income ..........    $21,736,000  $20,685,111  $18,689,877  $19,298,823  $20,072,030
 Interest expense .........     11,229,590   10,727,454    8,829,951    9,146,451   11,132,381
                               -----------  -----------  -----------  ------------  ----------
Net interest income ......      10,506,410    9,957,657    9,859,926    10,152,372   8,939,649
 Provision
   for losses on loans ....          8,824       50,058       23,746       154,343     212,657
                               -----------  -----------  -----------  ------------  ----------
 Net interest income
   after provision
   for losses on loans ....     10,497,586    9,907,599    9,836,180    9,998,029    8,726,992
 Other income .............        640,928      630,064      606,722      508,021      524,949
 Other expenses ...........      5,930,049    4,146,191    4,259,836    4,087,292    3,694,084
                               -----------  -----------  -----------  -----------  -----------
 Income before income taxes      5,208,465    6,391,472    6,183,066    6,418,758    5,557,857
 Income tax expense .......      1,996,007    2,492,042    2,424,950    2,571,899    2,250,618
                               -----------  -----------  -----------  -----------  -----------
 Net income ...............    $ 3,212,458  $ 3,899,430  $ 3,758,116  $ 3,846,859  $ 3,307,239
                               ===========  ===========  ===========  ===========  ===========

 Net income per common share   $    1.37   $     1.65    $    1.59    $    1.63    $      1.43
                               =========== ===========  ============  ===========  ===========

Dividends per common share     $   0.560   $    0.460    $   0.410    $   0.370    $     0.345
                               =========== ===========  ============  ===========  ===========

Other Data:
 Average yield
  on all interest-earning
  assets...................         7.85%      7.68%         7.26%        7.96%         8.81%
Average cost
  of all interest-bearing
  liabilities..............         4.79       4.65          4.01         4.40          5.67
                              ------------ -----------  ------------  -----------  ------------
Interest rate spread ......         3.06%      3.03%         3.25%        3.56%         3.14%
                              ============ ===========  ============  ===========  ============
Number of full service
  banking offices                     6           6             6            6             6
Return on assets (net
  income divided by
  average total assets) ...         1.15%      1.43%         1.45%        1.58%          1.44%
Return on equity (net
  income divided by
  average total equity)....         7.50%      9.66%        10.06%       11.10%         10.30%
Dividend payout ratio
  (dividends per common share
  divided by net income
  per common share)........        41.01%     27.88%        25.79%       22.70%         24.13%
Equity to assets ratio (average
  total equity divided by
  average total assets)....        15.37%     14.84%        14.43%       14.21%         13.97%


                         PEOPLES BANCORP AND SUBSIDIARY
                           Consolidated Balance Sheet


                                                  September 30,
                                             1996                1995
                                         -------------        -------------
Assets
 Cash and due from banks                 $  3,207,845         $  4,160,756
 Interest-bearing demand deposits           7,823,900            7,800,686
                                         -------------        -------------
    Total cash and cash equivalents        11,031,745           11,961,442
 Interest-bearing time deposits                    --              390,256
 Investment securities
   Available for sale                      25,886,015           11,069,862
   Held to maturity                        14,261,035           28,940,555
                                         -------------        -------------
     Total investment securities           40,147,050           40,010,417
 Loans
   Loans                                  223,898,729          219,576,196
   Less:  Allowance for loan losses           887,478              912,268
                                         -------------        -------------
    Net loans                             223,011,251          218,663,928
 Premises and equipment                     1,467,764            1,606,509
 Federal Home Loan Bank of Indianapolis
   stock, at cost                           2,004,400            1,941,100
 Other assets                               2,349,640            2,034,119
                                         -------------        -------------
    Total assets                         $280,011,850         $276,607,771
                                         =============        =============
Liabilities
 NOW and savings deposits                 $ 68,344,163        $ 71,286,904
 Certificates of deposit                   166,737,277         161,460,114
 Short-term borrowings                              --           1,000,000
 Advances by borrowers for taxes
   and insurance                                 3,450              80,053
 Other liabilities                           2,250,195           1,156,674
                                          -------------       -------------
    Total liabilities                      237,335,085         234,983,745
                                          -------------       -------------
Commitments and Contingencies

Stockholders' Equity
 Preferred stock, $1 par value
   Authorized and unissued--5,000,000 shares
 Common stock, $1 par value
   Authorized--7,000,000 shares
   Issued and outstanding--2,325,494
   and 2,362,898 shares                      2,325,494           2,362,898
 Additional paid-in capital                  7,690,289           8,423,385
 Retained earnings-substantially restricted 32,762,852          30,865,260
 Net unrealized loss on securities
   available for sale                         (101,870)            (27,517)
                                           ------------       -------------
    Total stockholders' equity              42,676,765          41,624,026
                                           ------------       -------------
 Total liabilities and stockholders
    equity                                $280,011,850        $276,607,771
                                          =============       =============

See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY
                        Consolidated Statement of Income



                                           Year Ended September 30
                                     1996         1995             1994
                                -------------   ------------  ------------
Interest Income
 Loans                            $18,645,609   $17,877,066   $16,037,029
 Investment securities              2,068,753     2,284,206     2,119,746
 Other interest and dividend
 income                             1,021,638       523,839       533,102
                                --------------  ------------  ------------
                                   21,736,000    20,685,111    18,689,877
                                --------------  ------------  ------------
Interest Expense
 Deposits
    NOW and savings deposits        1,845,731     1,892,010     1,950,180
    Certificates of deposit         9,340,756     8,819,245     6,872,484
 Short-term borrowings                 43,103        16,199         7,287
                                --------------  ------------  ------------
                                   11,229,590    10,727,454     8,829,951
                                --------------  ------------  ------------
Net Interest Income                10,506,410     9,957,657     9,859,926
 Provision for loan losses              8,824        50,058        23,746
                                --------------  ------------  ------------
Net Interest Income After
 Provision for  Loan Losses        10,497,586     9,907,599     9,836,180
                                --------------  ------------  ------------
Other Income
 Fiduciary activities                  63,089        64,146        64,284
 Fees and service charges             445,691       410,179       389,539
 Other income                         132,148       155,739       152,899
                                --------------  ------------  ------------
                                      640,928       630,064       606,722
                                --------------  ------------  ------------
Other Expenses
 Salaries and employee benefits     2,253,254     2,097,596     2,011,856
 Net occupancy expenses               255,784       254,707       292,115
 Equipment expenses                   155,863       160,585       222,785
 Data processing expense              303,577       294,283       295,973
 Deposit insurance expense          2,032,186       517,351       488,322
 Other expenses                       929,385       821,669       948,785
                                --------------  ------------  ------------
    Total other expenses            5,930,049     4,146,191     4,259,836
                                --------------  ------------  ------------
Income Before Income Tax            5,208,465     6,391,472     6,183,066
 Income tax expense                 1,996,007     2,492,042     2,424,950
                                --------------  ------------  ------------
Net Income                      $  3,212.458    $ 3,899,430   $ 3,758,116
                                ==============  ============  ============

Net Income Per Common Share            $1.37         $1.65         $1.59

Average Common Shares Outstanding  2,352,450      2,362,771     2,360,152

See notes to consolidated financial statements.



                                               PEOPLES BANCORP AND SUBSIDIARY
                                  Consolidated Statement of Changes in Stockholders' Equity


                                        Common Stock                                   Net Unrealized
                                    ----------------------  Additional                    Loss on            Total
                                       Number               Paid-in      Retained       Securities        Stockholders'
                                      of Shares    Amount    Capital      Earnings   Available for Sale      Equity
                                    ------------  --------   --------     --------  -------------------  -------------
Balances October 1, 1993               2,356,652  $2,356,652 $8,458,558  $25,262,445              --      $36,077,655
   Exercise of stock options               6,600       6,600     26,400          --               --           33,000
   Net income for 1994                        --          --         --    3,758,116              --        3,758,116
   Cumulative effect of change in
     method of accounting for                 --          --         --          --         $(179,997)       (179,997)
     securities
   Cash dividends ($0.41 per share)           --          --         --     (968,024)             --         (968,024)
                                    -------------  ----------  --------- ------------      -----------    -------------
Balances September 30, 1994            2,363,252   2,363,252  8,484,958    28,052,537        (179,997)     38,720,750
   Exercise of stock options               4,000       4,000     16,000            --              --          20,000
   Repurchase of stock                    (4,354)     (4,354)   (77,573)           --                         (81,927)
   Net income for 1995                        --          --         --     3,899,430              --       3,899,430
   Net change in unrealized loss on
     securities available for sale            --          --         --            --         152,480         152,480
   Cash dividends ($0.46 per share)           --          --         --    (1,086,707)             --      (1,086,707)
                                    ------------  ------------  --------- ------------     -----------    ------------
Balances September 30, 1995            2,362,898   2,362,898  8,423,385    30,865,260         (27,517)     41,624,026
   Exercise of stock options               3,400       3,400     13,600            --              --          17,000
   Repurchase of stock                   (40,804)    (40,804)  (746,696)           --              --        (787,500)
   Net income for 1996                        --          --         --     3,212,458              --       3,212,458
   Net change in unrealized loss on
     securities available for sale,           --          --         --            --         (74,353)        (74,353)
   Cash dividends ($0.56 per share)           --          --         --    (1,314,866)             --       1,314,866)
                                    ------------  ------------  --------- ------------      ----------    ------------
Balances September 30, 1996            2,325,494  $2,325,494 $7,690,289   $32,762,852       $(101,870)    $42,676,765
                                    ============  ========== ==========   ============      =========     ============

See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY
                      Consolidated Statement of Cash Flows


                                                   Year Ended September 30
                                               1996         1995        1994
                                           -----------  -----------  -----------
 Net income                                $ 3,212,458 $ 3,899,430   $3,758,116

 Adjustments to reconcile net income to net
  cash provided by operating activities
  Provision for loan losses                      8,824      50,058       23,746
  Depreciation and amortization                204,083     223,897      265,950
  Investmentment securities amortization, net  (23,481)     35,052       59,841
  Amortization of deferred loan fees          (368,361)   (412,144)    (525,455)
  Deferred income tax                         (385,000)    207,773      122,717
  Change in
    Interest receivable                       (170,033)   (216,202)    (245,600)
    Interest payable                            (4,603)    111,051         (683)
  Other adjustments                          1,412,211      21,547      (65,670)
                                          ------------  -----------   ----------
      Net cash provided by
        operating activities                 3,886,098   3,920,462    3,392,962
                                          ------------  -----------   ----------
Investing Activities
 Net change in interest-bearing deposits       390,256    (373,826)          --
 Purchases of securities available for sale(22,544,576)   (117,678)          --
 Purchases of securities held to maturity           --    (245,000) (28,989,794)
 Proceeds from maturities and paydowns of
   securities held to maturity              14,688,070   1,262,258    8,850,468
 Proceeds from maturities of securities
   available for sale                        7,620,000   4,000,000           --
 Net change in loans                        (4,098,609) (9,238,270)  (7,885,222)
 Purchases of premises and equipment           (65,338)   (101,415)     (49,269)
 Proceeds from sales of real estate owned       42,499     235,314      205,912
 Purchases of Federal Home Loan Bank
   of Indianapolis stock                       (63,300)    (69,900)          --
                                           ------------ -----------   ----------
    Net cash used by investing activities   (4,030,998) (4,648,517) (27,867,905)
                                           ------------ -----------  -----------

Financing Activities
 Net change in
   NOW and savings deposits                 (2,943,040) (4,773,195)   4,524,040
   Certificates of deposit                   5,279,885  10,560,392    8,735,211
   Short-term borrowings                    (1,000,000)  1,000,000     (542,659)
 Net change in advances by borrowers
   for taxes and insurance                     (76,603)     11,898       13,805
 Cash dividends                             (1,274,539) (1,039,489)    (943,731)
 Exercise of stock options                      17,000      20,000       33,000
 Repurchase of common stock                   (787,500)    (81,927)          --
                                           ------------ -----------   ----------
   Net cash provided (used) by
     financing activities                     (784,797)  5,697,679   11,819,666
                                           ------------ -----------  ----------

Net Change in Cash and Cash Equivalents       (929,697)  4,969,624  (12,655,277)

Cash and Cash Equivalents,
     Beginning of Year                      11,961,442   6,991,818   19,647,095
                                           ------------ -----------  -----------
Cash and Cash Equivalents, End of Year     $11,031,745 $11,961,442   $6,991,818
                                           ============ ===========  ===========

Additional Cash Flows and Supplementary Information:
   Interest paid                           $11,231,922 $10,649,528   $8,828,279
   Income tax paid                           2,315,550   2,117,721    2,305,700


See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements


NOTE 1--NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Peoples Bancorp ("Company"), its wholly owned subsidiary, Peoples Federal Savings Bank of DeKalb County ("Bank"), and the Bank's wholly owned subsidiary, Peoples Financial Services, Inc. ("Peoples Financial") conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services, including trust services. As a federally-chartered thrift, the Bank is subject to the regulation of the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

     The Bank generates mortgage and consumer loans and receives deposits from customers located primarily in DeKalb County, Indiana, and surrounding counties. The Bank's loans are generally secured by specific items of collateral including real property and consumer assets.

     CONSOLIDATION--The consolidated financial statements include the accounts of the Company, the Bank and Peoples Financial after elimination of all material intercompany transactions and accounts.

     INVESTMENT   SECURITIES--The   Company   adopted   Statement  of  Financial
Accounting Standards ("SFAS") No. 115 Accounting for Certain Investments in Debt and Equity Securities, on September 30, 1994.

     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

     Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in stockholders' equity. The Company holds no securities for trading.

     Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


     LOANS are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

     ALLOWANCE FOR LOAN AND REAL ESTATE LOSSES are maintained to absorb loan and real estate losses based on management's continuing review and evaluation of the loan and real estate portfolios and its judgment as to the impact of economic conditions on the portfolios. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolios, the current condition and amount of loans and foreclosed real estate outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

     The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 1996, the allowance for loan losses and carrying value of foreclosed real estate are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

     PREMISES AND EQUIPMENT are carried at cost net of accumulated depreciation. Depreciation is computed using accelerated and straight-line methods based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

     FEDERAL HOME LOAN BANK stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

     FORECLOSED REAL ESTATE is carried at the lower of cost or fair value less estimated selling costs. When foreclosed real estate is acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

     PENSION PLAN COSTS are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA.

     INCOME TAX in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

     EARNINGS PER SHARE have been computed based upon the weighted average common shares outstanding during each year. The dilutive effect on earnings per share from unissued stock option shares is not material.

     RECLASSIFICATIONS of certain amounts in the 1995 consolidated financial statements have been made to conform to the 1996 presentation.

NOTE 2--RESTRICTION ON CASH

     The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at September 30, 1996, was $622,000.

NOTE 3--INVESTMENT SECURITIES

                                               September 30, 1996
                                  ----------------------------------------------
                                                 Gross      Gross
                                    Amortized  Unrealized Unrealized   Fair
                                       Cost      Gains       Losses    Value
                                   -----------   ------- ---------  ------------
Available for sale
  Federal agencies                 $20,710,594   $36,838  $156,982  $20,590,450
  State and municipal obligations    5,346,630     6,981    58,046    5,295,565
                                   -----------   -------  --------  ------------
     Total available for sale       26,057,224    43,819   215,028   25,886,015
                                   -----------   -------  --------  ------------

Held to maturity
  Federal agencies                  13,175,118       424   156,862   13,018,680
  State and municipal obligations      455,414    12,210        --      467,624
  Mortgage-backed securities           630,503    32,809       479      662,833
                                   -----------   -------  --------  ------------

     Total held to maturity         14,261,035    45,443   157,341   14,149,137
                                   -----------   -------  --------  ------------

     Total investment securities   $40,318,259   $89,262  $372,369  $40,035,152
                                   ===========   =======  ========  ============

                                               September 30, 1995
                                  ----------------------------------------------
                                                 Gross       Gross
                                    Amortized  Unrealized  Unrealized    Fair
                                       Cost      Gains       Losses      Value
                                  ------------   -------   --------  -----------
 Available for sale
  Federal agencies                $  6,992,316   $22,371   $ 48,125  $6,966,562
  State and municipal obligations    4,125,401     7,378     29,479   4,103,300
                                  ------------   -------   --------  -----------
     Total available for sale       11,117,717    29,749     77,604  11,069,862
                                  ------------   -------   --------  -----------

Held to maturity
  Federal agencies                  26,987,247     3,750    341,005  26,649,992
  Corporate obligations                715,374        --     15,044     700,330
  State and municipal obligations      443,606       931         --     444,537
  Mortgage-backed securities           794,328    39,002        625     832,708
                                  ------------   -------   --------  -----------
     Total held to maturity         28,940,555    43,683    356,674  28,627,564
                                  ------------   -------   --------  -----------

     Total investment securities   $40,058,272   $73,432   $434,278 $39,697,426
                                  ============   =======   =======  ============

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

     The amortized cost and fair value of securities held to maturity and available for sale at September 30, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                        Held to Maturity          Available for Sale
                   -------------------------   -------------------------
                      Amortized     Fair        Amortized       Fair
                       Cost         Value         Cost          Value
                   -----------  -----------    -----------   -----------
Within one year    $ 5,209,172  $ 5,203,994    $ 2,932,475   $ 2,931,213
One to five years    8,130,946    7,979,686     18,455,266    18,295,759
Five to ten years      290,414      302,624      4,328,731     4,320,827
After ten years             --           --        340,752       338,216
                   -----------  -----------    -----------   -----------
                    13,630,532   13,486,304     26,057,224    25,886,015
Mortgage-backed
 securities            630,503      662,833             --            --
                   -----------  -----------    -----------   -----------
                   $14,261,035  $14,149,137    $26,057,224   $25,886,015
                   ===========  ===========    ===========   ===========

     Securities with a carrying value of $1,995,695 were pledged at September 30, 1995, to secure Federal Home Loan Bank advances and for other purposes as permitted or required by law. There were no securities pledged at September 30, 1996.

     There were no sales of securities during the year ended September 30, 1996, 1995, or 1994.

NOTE 4--LOANS AND ALLOWANCE

                                                            September 30
                                                       1996           1995
                                                   ------------    ------------
Real estate loans                                  $210,541,364    $205,047,331
Construction loans                                    5,197,237       5,444,498
Individuals' loans
 for household and other personal expenditures       11,836,185      12,237,615
                                                   ------------    ------------
                                                    227,574,786     222,729,444
                                                   ------------    ------------
Less:
   Undisbursed portion of loans                       2,717,235       2,236,763
   Deferred loan fees and discounts                     958,822         916,485
                                                   ------------    ------------
                                                      3,676,057       3,153,248
                                                   ------------    ------------
Total loans                                        $223,898,729    $219,576,196
                                                   ============    ============

                                       Year Ended September 30
                                  1996         1995            1994
                               ---------    ----------     -----------
Allowance for loan losses
   Balances, October 1         $912,268     $1,034,439     $1,025,000
   Provision for losses           8,824         50,058         23,746
   Recoveries on loans           21,715         27,851         20,980
   Loans charged off            (55,329)      (200,080)       (35,287)
                               ---------    -----------    -----------
   Balances, September 30      $887,478     $  912,268     $1,034,439
                               =========    ===========    ===========

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 114 and No. 118 ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN AND ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN--INCOME RECOGNITION AND DISCLOSURES on October 1, 1995. The adoption of SFAS Nos. 114 and 118 did not have a material impact on the Company's financial position or results of operations.

NOTE 5--PREMISES AND EQUIPMENT

                                     September 30
                                1996             1995
                             ----------        ----------


Land                         $  356,238        $  356,238
Buildings                     2,561,159         2,555,039
Equipment                     1,204,628         1,145,411
                             -----------       ----------
    Total cost                4,122,025         4,056,688
Accumulated depreciation     (2,654,261)       (2,450,179)
                             -----------       -----------
         Net                 $1,467,764        $1,606,509
                             ===========       ===========

NOTE 6--OTHER ASSETS AND OTHER LIABILITIES

                                                    September 30
                                                1996              1995
                                            ------------       ----------
Other assets
   Interest receivable
      Loans                                  $1,234,223        $1,143,651
      Investment securities                     675,603           596,142
   Foreclosed real estate                       110,297            46,596
   Deferred income tax asset                    100,545                --
   Prepaid expenses and other                   228,972           247,730
                                             ----------        ----------
                                             $2,349,640        $2,034,119
                                             ==========        ==========
Other liabilities
   Dividends payable on common stock         $  347,709        $  307,177
   Deferred income tax liability                     --           314,926
   Accrued deposit insurance premium          1,500,872                --
   Accrued expenses                             202,470           172,729
   Other                                        199,144           361,842
                                             ----------        ----------
                                             $2,250,195        $1,156,674
                                             ==========        ==========

NOTE 7--DEPOSITS
                                                       September 30
                                               1996                  1995
                                           ------------         ------------
   Demand deposits                         $ 28,728,351         $ 30,919,276
   Savings deposits                          39,583,982           40,336,097
   Certificates and other time
     deposits of $100,000 or more            16,664,414           14,008,083
   Other certificates and time deposits     149,828,480          147,204,926
   Interest payable                             276,213              278,636
                                           ------------         ------------
                                           $235,081,440         $232,747,018
                                           ============         ============

Certificates maturing in years ending September 30:

   1997                $ 94,820,497
   1998                  52,497,216
   1999                  11,535,760
   2000                   4,901,576
   2001                   2,642,845
   Thereafter                95,000
                       ------------
                       $166,492,894
                       ============
NOTE 8--SHORT-TERM BORROWINGS

     The Company's advances from the FHLB totaled $1,000,000 at September 30, 1995. Such advances matured in June, 1996. There were no advances from the FHLB outstanding at September 30, 1996.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

NOTE 9--INCOME TAX
                                     Year Ended September 30
                                  1996          1995         1994
                               -----------   -----------   ----------
Income tax expense:
   Currently payable:
     Federal                   $1,809,917    $1,731,032    $1,799,938
     State                        571,090       553,237       502,295
   Deferred:
     Federal                     (270,000)      186,114        93,562
     State                       (115,000)       21,659        29,155
                               -----------   -----------   -----------
   Total income tax expense    $1,996,007    $2,492,042    $2,424,950
                               ===========   ===========   ===========


Reconciliation of federal statutory to actual tax expense:
 Federal statutory income
    tax at 34%                 $1,770,878    $2,173,100    $2,102,242
 Effect of state income taxes     301,019       379,431       350,757
 Other, net                       (75,890)      (60,489)      (28,049)
                               -----------   -----------   -----------
         Actual tax expense    $1,996,007    $2,492,042    $2,424,950
                               ===========   ===========   ===========

     A cumulative deferred tax asset and liability of $100,545 and $314,926 is included in other assets and other liabilities at September 30, 1996, and 1995, respectively. The components of the asset and liability are as follows:

                                                            September 30
                                                        1996             1995
                                                    ----------       ----------
Differences in accounting for accrued expenses       $594,000        $      --
Differences in accounting for loan fees               231,457           365,304
Differences in depreciation methods                   (24,389)           (9,330)
Differences in accounting for loan and real
  estate losses                                       351,441           417,915
Tax bad debt reserves in excess of base year         (975,221)       (1,037,545)
FHLB of Indianapolis stock dividend                   (78,527)          (78,527)
Differences in accounting for pensions and
  other employee benefits                              13,469            11,381
Net unrealized losses on securities available
   for sale                                            69,340            20,338
Other                                                 (81,025)           (4,462)
                                                    ----------       -----------
                                                     $100,545        $ (314,926)
                                                    ==========       ===========
Assets                                             $1,259,707        $  814,938
Liabilities                                        (1,159,162)       (1,129,864)
                                                    -----------      -----------
                                                   $  100,545        $ (314,926)
                                                    ===========      ===========

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


     Retained earnings at September 30, 1996, include approximately $6,778,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988, for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,300,000 at September 30, 1996.


NOTE 10--COMMITMENTS AND CONTINGENT LIABILITIES

     In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

     Financial instruments whose contract amount represents credit risk at September 30 were $11,926,000 for 1996 and $13,569,350 for 1995 consisting entirely of committments to extend credit.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

     The Bank has employment agreements with two officers which include provisions for payment to them of three years' salary in the event of their termination in connection with any change in ownership or control of the Company, other than by agreement. The agreements have terms of three years which may be extended annually for successive periods of one year.

     The Company and subsidiary are also subject to possible claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


NOTE 11--RESTRICTION ON DIVIDENDS

     The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders. The Office of Thrift Supervision ("OTS") regulations provide that a savings association which meets fully phased-in capital requirements and is subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval but with 30 days prior notice to the OTS. Any additional amount of capital distributions would require prior regulatory approval. At September 30, 1996, total stockholders' equity of the Bank was $33,123,537 of which approximately $13,778,000 was available for the payment of dividends to the Company.

     In 1995, the Company's board of directors approved the repurchase of up to 100,000 of the Company's outstanding shares of common stock ("1995 Plan"). Such purchases will be made subject to market conditions in the open market or block transactions. At September 30, 1996, the Company has repurchased 44,302 shares of its outstanding stock under the 1995 Plan.

NOTE 12--REGULATORY CAPITAL

     The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     At September 30, 1996, the management of the Company believes that it meets all capital adequacy requirements to which it is subject. The most recent notification from the regulatory agency categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed this categorization.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

The Bank's actual and required capital amounts and ratios are as follows:

                                         September 30, 1996
                               -------------------------------------------------
                                             Required for Adequate   To Be Well
                                  Actual        Capital(1)        Capitalized(1)
                               -------------- ------------------- --------------
                                Amount  Ratio   Amount  Ratio  Amount  Ratio
                                ------  -----   ------  -----  ------  -----
Total risk-based capital(1)(to
   risk-weighted assets)        $34,054 25.63% $10,630  8.0%   $13,288 10.0%
Core capital(1)(to adjusted
   tangible assets)              33,186 12.09%   8,236  3.0%    16,472  6.0%
Core capital(1)(to adjusted
   total assets)                 33,186 12.09%   8,236  3.0%    13,727  5.0%
(1)As defined by regulatory agencies


     The Bank's tangible capital at September 30, 1996, was $33,186,000, which amount was 12.09 percent of tangible assets and exceeded the required ratio of
1.5 percent.

NOTE 13--EMPLOYEE BENEFIT PLANS

     The Bank is a participant in a pension fund known as the Financial Institutions Retirement Fund ("FIRF"). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 1996, the date of the latest actuarial valuation. Pension expense was $153,848, $114,070, and $96,646 for 1996, 1995 and 1994. This plan provides pension benefits for substantially all of the Bank's employees.

     The Company has a stock option plan in which 108,000 common shares were reserved at September 30, 1996, for issuance under the plan. The option exercise price will not be less than the fair market value of the common stock on the date of the grant of the option. The date on which the options are first exercisable is determined by the Board of Directors, and the terms of the stock options will not exceed ten years from the date of grant.

     The weighted option price at September 30, 1996 and 1995 and for those options exercised in 1996, 1995, and 1994, was $5.00 per share.

                                                        September 30
                                                   1996      1995     1994
                                                  -------   -------  -------
Shares under option after restatement for stock split:
   Outstanding at beginning of year                3,400     7,400   14,000
   Exercised during the year                       3,400     4,000    6,600
   Outstanding and exercisable at end of year         --     3,400    7,400

     The Company has established an employee stock ownership plan ("ESOP") covering substantially all employees of the Company. The ESOP is designed to enable eligible employees to acquire Company common stock. The cost of the ESOP is borne by the Company through annual contributions to an employee stock ownership trust ("Trust") in amounts determined annually by the Board of Directors. Shares of common stock acquired by the ESOP are to be allocated to each participating employee and held until the employee's termination, retirement or death. At September 30, 1996 and 1995, the Trust owned 33,041 and 33,781 shares of the Company's common stock, all of which shares have been allocated to employee accounts. Employees may vote allocated shares, and the trustees may vote unallocated shares. Plan contributions charged to expense totaled $73,940, $72,824, and $68,762 for 1996, 1995, and 1994, respectively.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


NOTE 14--FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

     Interest-bearing Deposits--The fair value of interest-bearing time deposits approximates carrying value.

     Securities and Mortgage-backed Securities--Fair values are based on quoted market prices.

     Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, including one-to-four family residential, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Interest Receivable/Payable--The fair values of interest receivable/payable approximate carrying values.

     FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

     Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

     Short-term borrowings--The fair value of short-term borrowings is estimated using a discounted cash flow calculation based on current rates for similar borrowings.

     Advances by Borrowers for Taxes and Insurance--The fair value of advances by borrowers for taxes and insurance approximates carrying value.

     Off-Balance Sheet Commitments--Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

The estimated fair values of the Company's financial instruments are as follows:

                                               September 30
                                       1996                    1995
                              ------------------------  ------------------------
                                 Carrying     Fair       Carrying       Fair
                                  Amount     Value         Amount       Value
                              ----------- -----------  ------------  -----------
Assets
   Cash and cash equivalents  $11,031,745 $11,031,745   $11,961,442  $11,961,442
   Interest-bearing deposits           --          --       390,256      390,256
   Investment securities
       available for sale      25,886,015  25,886,015    11,069,862   11,069,862
   Investment securities
       held to maturity        14,261,035  14,149,137    28,940,555   28,627,564
   Loans                      227,574,786 228,052,351   222,729,444  223,625,140
   Interest receivable          1,909,826   1,909,826     1,739,793    1,739,793
   Stock in FHLB                2,004,400   2,004,400     1,941,100    1,941,100


Liabilities
   Deposits                   235,081,440 235,195,843   232,468,382  232,544,330
   Short-term borrowings               --          --     1,000,000      998,906
   Interest payable               276,304     276,304       280,908      280,908
   Advances by borrowers
     for taxes and insurance        3,450       3,450        80,053       80,053


Off-balance sheet assets (liabilities)
   Commitments to extend credit        --          --            --           --
   Standby letters of credit           --          --            --           --

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

NOTE 15--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                                                              Average
                                  Net    Provision For         Common   Earnings
Quarter  Interest    Interest   Interest    Loan       Net     Shares      Per
Ending    Income     Expense     Income     Losses    Income Outstanding  Share
------- ---------- ----------- ----------- --------  ------- ------------ ------

Dec 95 $ 5,426,782 $ 2,855,748 $ 2,571,034 $(36,502) $1,031,209  2,362,898 $0.44
Mar 96   5,511,194   2,800,922   2,710,272   34,739   1,071,819  2,365,398  0.45
Jun 96   5,428,628   2,768,770   2,659,858   17,925   1,027,158  2,348,071  0.44
Sep 96   5,369,396   2,804,150   2,565,246   (7,338)     82,272  2,333,485  0.04
       ----------- ----------- ----------- --------- ----------
       $21,736,000 $11,229,590 $10,506,410   8,824   $3,212,458
       =========== =========== =========== ========= ==========

Dec 94 $ 5,029,904 $ 2,517,810 $ 2,512,094  (20,822) $1,032,181  2,363,252 $0.44
Mar 95   5,119,225   2,620,627   2,498,598    6,405     968,393  2,363,231  0.41
Jun 95   5,223,321   2,751,494   2,471,827 (118,912)    997,243  2,362,228  0.42
Sep 95   5,312,661   2,837,523   2,475,138  183,387     901,613  2,362,376  0.38
       ----------- ----------- ----------- --------- ----------
       $20,685,111 $10,727,454 $ 9,957,657 $ 50,058  $3,899,430
       =========== =========== =========== ========= ==========

NOTE 16--CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

     Presented  below  is  condensed  financial   information  as  to  financial
position, results of operations and cash flows of the Company.

                             Condensed Balance Sheet

                                                       September 30
                                                   1996             1995
                                                 ------------    ------------
Assets
   Cash                                           $      --      $    80,172
   Securities purchased from subsidiary
     under agreement to resell                     4,278,290       3,761,223
   Investment in subsidiary                       33,123,537      33,669,948
   Securities available for sale                   5,295,565       4,103,300
   Securities held to maturity                       245,000         245,000
   Interest receivable                                75,925          62,167
   Other assets                                        6,157           9,393
                                                  -----------    ------------
Total assets                                     $43,024,474     $41,931,203
                                                 ------------    ------------

Liabilities--dividends payable on common stock   $   347,709     $   307,177
                                                 ------------    ------------
Stockholders' equity
   Common stock                                    2,325,494       2,362,898
   Additional paid-in capital                      7,690,289       8,423,385
   Retained earnings                              32,762,852      30,865,260
   Net unrealized loss on securities
      available for sale                            (101,870)        (27,517)
                                                 ------------    ------------
                                                  42,676,765      41,624,026
                                                 ------------    ------------
Total liabilities and stockholders' equity       $43,024,474     $41,931,203
                                                 ============    ============

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


                          Condensed Statement of Income
                                                      September 30
                                                1996               1995
                                             ------------       -----------
Income
   Dividends from subsidiary                  $3,500,000        $2,500,000
   Interest on investments                       296,353           236,294
Expenses                                         (69,211)          (72,555)
                                             ------------       -----------
Income before equity in undistributed
   income of subsidiary                        3,727,142         2,663,739
Equity in undistributed income of subsidiary    (489,734)        1,249,891
                                             ------------       -----------
Income before income tax                       3,237,408         3,913,630
Income tax expense                                24,950            14,200
                                             ------------       -----------
Net income                                    $3,212,458        $3,899,430
                                             ============       ===========


                        Condensed Statement of Cash Flows

                                                     September 30
                                                1996              1995
                                             ------------      ------------
Net cash provided by operating activities     $3,738,114        $2,735,186
                                             ------------      ------------
Cash flows from investing activities:
 Purchases of securities available for sale   (2,876,180)         (150,080)
 Purchase of securities held to maturity             ---          (245,000)
 Proceeds from maturities of securities
    held to maturity                           1,620,000               ---
 Net change in securities purchased under
    agreement to resell                         (517,067)       (1,261,223)
                                             ------------      ------------
     Net cash used by investing activities    (1,773,247)       (1,656,303)
                                             ------------      ------------
Cash flows from financing activities:
 Stock options exercised                          17,000            20,000
 Stock repurchased                              (787,500)          (81,927)
 Cash dividends                               (1,274,539)       (1,039,489)
                                             ------------      ------------
    Net cash used by financing activities     (2,045,039)       (1,101,416)
                                             ------------      ------------

Net change in cash and cash equivalents          (80,172)          (22,533)
Cash and cash equivalents at beginning of year    80,172           102,705
                                             ------------     -------------
Cash and cash equivalents at end of year      $       --      $     80,172
                                             ============     =============

                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders and
Board of Directors
Peoples Bancorp
Auburn, Indiana

     We have audited the consolidated balance sheet of Peoples Bancorp and subsidiary as of September 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp and subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in the notes to the financial statements, the Company changed its method of accounting for certain securities on September 30, 1994.



Indianapolis, Indiana
October 23, 1996


                    STATEMENT OF MANAGEMENT'S RESPONSIBILITY


     The management of Peoples Bancorp is responsible for the preparation and integrity of the consolidated financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and therefore, include estimates based on management's judgment and estimates.

     Management maintains a system of internal controls to meet its responsibility for reliable financial information and the protection of assets. This system includes proper segregation of duties, the establishment of appropriate policies and procedures, and careful selection, training and supervision of qualified personnel. In addition, both independent auditors and management periodically review the system of internal controls and report their findings to the Audit Committee of the Board of Directors.

     The Committee is composed of non-management directors and meets periodically with the independent auditors and management to review their respective activities and responsibilities. Each has free and separate access to the Committee to discuss accounting, financial reporting, internal control and audit matters.

     Management recognized that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. However, management believes that the Company's system of internal controls provides reasonable assurance that financial information is reliable and that assets and customer deposits are protected.



Roger J. Wertenberger
Chief Executive Officer


Maurice F. Winkler III
President


Deborah K. Stanger
Chief Financial Officer